

Mail Stop 3030

January 29, 2010

Kishore Seendripu, Ph.D.
President and Chief Executive Officer
MaxLinear, Inc.
2051 Palomar Airport Road, Suite 100
Carlsbad, CA 92011

> **Re:** **MaxLinear, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 21, 2009**
> **File No. 333-162947**

Dear Mr. Seendripu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Artwork

1.   Please revise the artwork that you propose to include in your prospectus so that the artwork places greater emphasis on the products that MaxLinear actually designs and sells, and less emphasis on the applications in which those products are used. The artwork should be focused primarily upon the company's products rather than on those applications.

2.   Please confirm that your semiconductors are used in the Dell and Sony products
        that appear in your graphics.

3.   Please note that you may include text in your artwork only to the extent necessary
        to explain briefly the visuals in the presentation. Text such as "Envisioning,
        Empowering, Excelling" and the bullet points on the inside back cover page
        appear unnecessary in explaining the visuals in your presentation. Please revise
        accordingly.

4.   On the artwork that you propose to include on the inside back cover of the
        prospectus, please replace technical jargon like SAW Filter and IF Amplifier with
        concrete, everyday terms. The inside front and back cover artwork is a part of the
        forepart of the prospectus and, therefore, is subject to the plain English
        requirements of Rule 421(d) of Regulation C.

Net Revenue, page 43

5.   To the extent practicable, please revise your disclosure to discuss the substance of
        the second paragraph of your response to prior comment 2. Further, include
        appropriate risk factor disclosure describing the risk cited in the second sentence
        of the second paragraph.

Sales and Marketing, page 66

6.   We note new exhibit 10.20 filed with this amendment that concerns a distribution
        agreement with Lestina International Limited, a Hong Kong distributor of your
        products that accounted for 32% of your net revenues for the nine months ended
        September 30, 2009. Please expand your disclosure to describe briefly the
        material terms of this agreement with Lestina and any other agreements with your
        distributors that were filed as material contract exhibits to the registration
        statement pursuant to Item 601(b)(10) of Regulation S-K.

Cash Incentive Compensation, page 85

7.   We note your disclosure on page 85 that on the basis of "strong performance" you
        awarded discretionary bonuses to Dr. Reddy and Mr. Campa paid in October
        2009. Please expand your disclosure to more specifically explain the basis for
        these awards. Also tell us why these bonuses are disclosed in the "All Other
        Compensation" column of the Summary Compensation Table rather than in the
        "Bonus" column. Refer to Item 402(c)(2)(ix) of Regulation S-K.

8.   We note your revised disclosure on page 86 in response to prior comment 3
        regarding the general responsibilities to which the individual objectives for Dr.

Reddy, Mr. Graham and Mr. Campa under the 2009 bonus program related. Please revise to specifically disclose what the actual individual objectives were for which payments were made under the program.

Equity-Based Incentives, page 88

9.   We note your discussion on page 89 of the stock option awards granted in fiscal 2009, in particular your discussion of the awards granted to Drs. Reddy and Seendripu. Please expand your disclosure to provide discussion and analysis of the July 28, 2009 stock option award to Mr. Campa.

Exhibit 10.20

10.   We note that you have amended your exhibit index to remove the distribution agreement with Lestina dated February 18, 2008 that was filed as exhibit 10.20 and replaced it with an August 2009 distribution agreement with Lestina. As it appears that the February 18, 2008 contract was entered into not more than two years before the filing of your registration statement, please tell us why you believe it is consistent with Item 601(b)(10) of Regulation S-K to remove the agreement from your exhibits.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Douglas H. Collom, Esq.
                 Robert F. Kornegay, Esq.
                 Wilson Sonsini Goodrich & Rosati, P.C.